November 13, 2008
By Facsimile and U.S. Mail
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Re: Global Industries, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 000-21086
Dear Ms. Davis:
Following are our responses to your comments set forth in a letter dated October 31, 2008 in connection with our Form 10-K for the fiscal year ended December 31, 2007. Our responses are preceded in each case by your comment, so as to facilitate ease of your review.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	Please discuss those material events and uncertainties known to management that would cause the reported historical financial information not to be necessarily indicative of future operating results or of future financial condition. Such events may include instances where amortization of deferred dry docking costs is expected to increase and materially impact future operating results.

Global Response:

In our Form 10-Q for the quarterly period ended September 30, 2008, we included the following disclosure in Liquidity & Capital Resources — Cash Flows of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
Cash generated by receivables decreased and cash required for dry docking activities increased significantly in the nine months ended September 30, 2008 compared to the prior year nine months.
And included the following disclosure in Liquidity & Capital Resources — Liquidity Outlook of our MD&A
Drydocking expenditures for the remainder of 2008 are not estimated to be significant.

Ms. Jill Davis
United States Securities and Exchange Commission
November 13, 2008

In our future SEC filings, we will disclose instances where amortization of existing deferred dry docking costs will materially impact our future operating results and where we anticipate future dry docking expenditures to be material.
Note 1. Organization and Summary of Significant Accounting Policies, page 52
Deferred Charges, page 53
2.	Please expand your disclosure to describe the types of dry docking costs that are capitalized as a component of deferred charges.

Global Response:

In our Form 10-Q for the quarterly period ended September 30, 2008, we included the following disclosure in Note 8, Deferred Dry Docking Costs:
The Company utilizes the deferral method to capitalize vessel dry docking costs and to amortize the costs to the next dry docking. Such capitalized costs include regulatory required steel replacement, direct costs for vessel mobilization and demobilization and rental of dry docking facilities and services. Crew costs may also be capitalized when employees perform all or a part of the required dry docking. Any repair and maintenance costs incurred during the dry docking period are expensed as incurred.
We will continue providing these disclosures in our future SEC filings.
3.	For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Global Response:

In our Form 10-Q for the quarterly period ended September 30, 2008, we included the following tabular roll-forward of our deferred dry docking costs in Note 8:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
		(In thousands)

Net book value at beginning of period	$66,940	$17,715	$30,735	$13,673
Additions for the period	5,310	9,009	47,419	18,371
Amortization expense for the period	(4,741)	(2,892)	(10,645)	(8,212)

Net book value at end of period	$67,509	$23,832	$67,509	$23,832

     We will continue providing this roll-forward of our deferred dry docking costs in our future SEC filings.

Ms. Jill Davis
United States Securities and Exchange Commission
November 13, 2008

4.	State separately if required, in the balance sheet or in a note thereto, deferred dry docking costs if in excess of five percent of total assets. Refer to Rule 5-02 (17) of Regulation S-X

Global Response:

As of September 30, 2008 and December 31, 2007, deferred dry docking costs were not in excess of five percent of total assets. We will separately disclose deferred dry docking costs and other assets on the balance sheet or in a note thereto when such amounts exceed five percent of total assets as prescribed by Rule 5-02 (17) of Regulation S-X.
Closing Comments
     In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at 281-529-7635 with any further questions or additional needs regarding our response.

Sincerely, /s/ Jeffrey B. Levos Jeffrey B. Levos Senior Vice President and Chief Financial Officer